

07004842

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2007
WASH. D.C. 21-

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SEC FILE NUMBER

8- 33753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/06___ AND ENDING ___12/31/06___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY

NAME OF BROKER-DEALER:

First New York Securities, LLC & Subsidiaries

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Avenue
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Erenberg   212-848-0600
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - if individual, state last, first, middle name)

1185 Avenue of the Americas,   New York,   NY   10036
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
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SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Donald Erenberg _____ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First New York Securities, LLC & Subsidiaries _____, as of

December 31 _____, 20 06____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Donald Erenberg
Managing Member   Signature

_____
Title

Kathy A. Pasquale
Notary Public

KATHY A. PASQUALE
Notary Public, State of New York
No. 01PA5052830
Qualified in New York County
Commission Expires December 4, 200_9_

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** _For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3)._



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



**INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
ON INTERNAL CONTROL REQUIRED BY SEC
RULE 17a-5(g)(1) AND CFTC REGULATION 1.16**

To the Members of
First New York Securities L.L.C.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of First New York Securities L.L.C. and Subsidiaries as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the internal control over financial reporting (internal control) of First New York Securities L.L.C. (the "Company") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.



Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be



material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2006 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of Members of the Company, management, the SEC, the CFTC, the National Association of Securities Dealers, Inc. and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 26, 2007

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members of
First New York Securities L.L.C.

We have audited the accompanying consolidated statement of financial condition of First New York Securities L.L.C. and Subsidiaries as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of First New York Securities L.L.C. and Subsidiaries as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 26, 2007

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 256,468
Securities Purchased under Agreements to Resell	4,284,741
Receivable from Brokers	56,994,256
Securities Owned, at market value	742,354,540
Secured Demand Notes (market value of collateral $11,737,492)	10,606,000
Investments in Investment Partnerships	13,329,492
Other	8,643,626
Total Assets	**$836,469,123**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Securities sold, not yet purchased, at market value	$418,015,387
Securities sold under agreements to repurchase	700,497
Payable to brokers	27,296,091
Accrued expenses and other liabilities	64,063,794
	510,075,769
Commitments and Contingencies	
Subordinated Liabilities	30,606,000
Minority Interests in Subsidiaries and Affiliated Investment Partnership	25,510,005
Members' Equity	270,097,349
Total Liabilities and Members' Equity	**$836,289,123**

See Notes to Consolidated Statement of Financial Condition

1. **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:**

The consolidated statement of financial condition includes the accounts of First New York Securities L.L.C. ("FNYS") and its wholly or majority owned subsidiaries, FNY Properties Corp., FNY Management, L.L.C., FNY Managed Accounts, L.L.C., First New York Securities (London) Limited and consolidated accounts of FNY Capital L.L.C. and FNY Securities Associates II, L.P. (collectively, the "Company"). FNY Capital L.L.C. invests in and is the general partner of FNY Securities Associates II, L.P. All significant intercompany account balances and transactions have been eliminated in consolidation.

FNYS is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the National Futures Association (the "NFA").

FNYS is engaged in the proprietary trading of securities and acts as an introducing broker.

Securities owned and securities sold, not yet purchased, are stated at quoted market values, with the resulting unrealized gains and losses reflected in Members' equity.

Investments in investment partnerships aggregating approximately $13,329,000 have been valued at the Company's share of the net asset values as reported by the limited partnerships.

Transactions involving purchases of securities under agreements to resell and sales of securities under agreements to repurchase are treated as collateralized financing transactions and are recorded at their repurchase amounts plus accrued interest. The fair value of these agreements approximates their recorded amounts.

No provision for federal and state income taxes has been made for FNYS since, as a limited liability company, FNYS is not subject to income taxes. FNYS's income or loss is reportable by its Members on their individual tax returns. FNYS is subject to New York City unincorporated business tax and foreign income taxes in connection with its London subsidiary.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange in effect during the period. Gains or losses resulting from foreign currency transactions are included in Members' equity.

Effective January 1, 2006, the Company adopted EITF Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* (the "Issue"). The Issue requires a general partner of a limited partnership to consolidate its financial statements with the financial statements of the limited partnership if the general partner is determined to control the limited partnership.

The impact of the adoption on the Company's statement of financial condition as of January 1, 2006 was as follows:

Increase (decrease) in operating assets and liabilities:

Assets:	
Cash	$ 768
Due from brokers	44,570,414
Securities owned, at market value	14,791,808
Investments in and receivables from	
investment partnerships	(1,577,814)
Other	58,837
	57,844,013
Liabilities:	
Securities sold, not yet purchased, at market value	4,580,606
Accrued expenses and other liabilities	27,040,884
	31,621,490
Minority interests in subsidiaries and affiliated	
investment partnership	$26,222,523

Such adoption had no effect on Members' equity.

This consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2006

2. **RECEIVABLE FROM/PAYABLE TO BROKERS:** The clearing and depository operations for the Company's security transactions are provided substantially by two brokers. For financial reporting purposes, amounts payable to brokers have been offset against amounts receivable from brokers for securities sold, not yet purchased, and other items. At December 31, 2006, substantially all of the securities owned, securities sold, not yet purchased, and the amount receivable from and payable to brokers reflected in the consolidated statement of financial condition are positions carried by and amounts receivable from and payable to these brokers. The securities serve as collateral for the amount payable to the brokers. Subject to the clearing agreements between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge this collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2006, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

3. **SECURITIES SOLD, NOT YET PURCHASED:** The Company may be exposed to risk of loss not reflected in the accompanying consolidated statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

4. **SUBORDINATED LIABILITIES:** Liabilities subordinated to the claims of general creditors have been approved by the NASD for inclusion in computing FNYS's net capital pursuant to the SEC's Uniform Net Capital Rule.

The amounts, interest rates and maturities of the subordinated loans are as follows:

Maturity	Interest Rate	Amount
Secured demand note agreements:		
March 31, 2007	4.5%	$ 480,000
March 31, 2007	4.5	450,000
July 1, 2007	4.5	1,000,000
August 1, 2007	4.5	476,000
August 1, 2007	4.5	965,000
August 1, 2007	4.5	1,920,000
August 1, 2007	4.5	1,900,000
August 1, 2007	4.5	1,815,000
August 31, 2007	4.0	1,600,000
Subordinated notes:		
January 31, 2008	7.0	10,000,000
January 31, 2008	7.0	10,000,000
		$30,606,000

5

Subordinated debt is withdrawable by the lender at stated maturity dates or withdrawal can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, FNYS meets the SEC's capital regulations governing withdrawal of subordinated debt. The estimated fair value of the subordinated borrowings and the secured demand notes receivable approximate the carrying amount based on current rates available to the Company for debt with substantially the same terms and maturities.

5. EMPLOYEE BENEFIT PLAN: The Company maintains a noncontributory 401(k) salary reduction plan covering substantially all employees subject to certain minimum age and length-of-service requirements.

6. NET CAPITAL REQUIREMENT: FNYS is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC's capital requirements pursuant to Regulation 1.17. These rules require that FNYS maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, FNYS had net capital of $89,557,581 which exceeded the requirement by $86,204,006.

Pursuant to the requirements of rule 17a-5 of the SEC, the following summarizes the financial condition of the subsidiaries consolidated in the accompanying consolidated statement of financial condition, but not consolidated in the Company's corresponding unaudited Form X-17A-5 Part IIA report filed with the SEC:

Assets	$253,459,435
Liabilities	209,680,840
Members' equity	$ 43,778,595

7. DERIVATIVE FINANCIAL INSTRUMENTS: The Company's trading activities include the purchase and sale of derivative financial instruments such as forward contracts, futures contracts, equity and index options, and options on futures and forward contracts. These derivatives are used for trading purposes and for managing risk associated with securities owned and securities sold, not yet purchased. All positions are reported in the accompanying consolidated statement of financial condition at fair value and any change in fair value is reflected in Members' equity. Forwards and futures contracts are reported at open-trade equity. These financial instruments involve elements of market risk in excess of the amounts recognized in the consolidated statement of financial condition.

8. **COMMITMENTS AND CONTINGENCIES:** The Company is obligated under various noncancelable operating leases for office space expiring on various dates through April 28, 2015. The leases contain provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Year ending December 31,

2007	$ 3,650,537
2008	2,216,554
2009	2,107,679
2010	2,079,027
2011	2,079,027
Thereafter	7,659,574
	$19,792,398

The Company has an available line of credit with a bank in the amount of $2,500,000 which expires in June 2007. At December 31, 2006, the Company has not drawn upon the line of credit.

In the normal course of business, FNYS has been the subject of certain NASD reviews and has been named as a defendant in certain litigations and arbitrations arising out of its activities as a broker-dealer in securities, the outcome of which cannot be determined at this time. It is the opinion of management that the various NASD reviews, litigations and arbitrations will not have a material adverse effect on the Company's financial position.



END